October 8, 2024

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Catherine De Lorenzo and Jeffrey Gabor

Re:          Inspirato Incorporate

Registration Statement on Form S-3

Filed September 17, 2024

File No. 333-282181

Dear Ms. De Lorenzo and Mr. Gabor

On behalf of Inspirato Incorporated (the “Company”), set forth below is the response of the Company to the comments received by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated September 30, 2024 (the “Comment Letter”) regarding the above-referenced registration statement on Form S-3 (the “Registration Statement”). For ease of reference, the text of the Staff’s comment is reproduced in bold-face type below, followed by the Company’s response.

Registration Statement on Form S-3 filed on September 17, 2024

General

1.	We note that you are registering 5,830,902 shares on behalf of One Planet Group, which appears to be an affiliated party. Given the nature of One Planet Group’s relationship with you and the size of the offering relative to the number of shares outstanding held by nonaffiliates, it appears that the transaction may be an indirect primary offering on behalf of the registrant. Please provide us with a detailed legal analysis explaining your basis for determining that this is a secondary offering that is eligible to be made under Rule 415(a)(1)(i) and not a primary offering. For guidance, please see Securities Act Rules Compliance and Disclosure Interpretations Question 612.09.

Response: The Company acknowledges the Staff’s comment. Based on the Company’s analysis under Compliance and Disclosure Interpretations Question 612.09 of the six factors to be considered in determining whether a purported secondary offering is really a primary offering, the Company respectfully submits that the facts do not support the determination that the proposed resale transaction by One Planet Group LLC (“One Planet Group”) is an indirect primary offering on the Company’s behalf.

office: 303.892.9400      |       fax: 303.893.1379     |      1550 17th Street, Suite 500, Denver, Colorado 80202     |     davisgraham.com

To expediate the review process, in conjunction with this response letter, the Company has filed an amendment to the Registration Statement that excludes the proposed resale of 5,830,902 shares of the Company’s Class A common stock, par value $0.0001 per share, by One Planet Group (the “OPG Offered Shares”). The Company undertakes that, prior to filing a registration statement for the proposed resale of the OPG Offered Shares, it will discuss with the Staff its legal analysis for its basis in determining that the resale of the OPG Offered Shares is a secondary offering that is eligible to be made under Rule 415(a)(1)(i).

Should you require further clarification of any of the issues raised in this letter, please contact the undersigned at (303) 892-7335.

Sincerely,

/s/ John Elofson
John Elofson
for
DAVIS GRAHAM & STUBBS LLP

cc:	Brent Wadman, Inspirato Incorporated